

Mail Stop 4631

August 13, 2009

Mr. J. Curt Stafford
CFO , UTEC, Inc.
2420 Springer Drive, Suite 110
Norman, OK 73069

       RE: Form 8-K Item 4.01 filed August 12, 2009
               File No. 0-53241

Dear Mr. Stafford:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   We note your disclosure in the second paragraph that "during the registrant's two most recent fiscal years and the subsequent interim period thereto, there were no disagreements with Moore and Associates, Chartered whether or not resolved, on any matter…" Please revise your disclosure to, instead, refer to the registrant's two most recent fiscal years and the subsequent interim period through the date of the change in accountants.

2.   Please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to item 304(a)(1)(v) of Regulation S-K.

3.   We note you make reference to Item 304(a)(2)(i) or (ii) of Regulation S-B in the last paragraph under Item 4.01. Please note that Regulation S-B has been removed. Accordingly, revise your disclosure to reference Regulation S-K.

Mr. J. Curt Stafford
UTEC, Inc.
August 13, 2009
Page 2

4.   To the extent that you make changes to the Form 8-K to comply with our comments,
        please obtain and file an updated Exhibit 16 letter from the former accountants stating
        whether the accountants agree with the statements made in your revised Form 8-K.

                                        *****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   ·   staff comments or changes to disclosure in response to staff comments in the filings
        reviewed by the staff do not foreclose the Commission from taking any action with
        respect to the filing; and
   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        Please file your supplemental response via EDGAR in response to these comments
within 5 business days of the date of this letter. Please note that if you require longer than 5
business days to respond, you should contact the staff immediately to request additional time.
You may wish to provide us with marked copies of each amended filing to expedite our review.
Direct any questions regarding the above to the undersigned at (202) 551-3732.

                                        Sincerely,

                                        Melinda Hooker
                                        Staff Accountant